Exhibit 99.2

Rights Offering to Holders of
Chartered Semiconductor Manufacturing Ltd.
American Depositary Shares

March 11, 2009

To	Securities Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American Depositary Shares of Chartered Semiconductor Manufacturing Ltd. (CUSIP No. 16133R106)

On behalf of Chartered Semiconductor Manufacturing Ltd. (“Chartered”), in connection with the offering by Chartered (i) to holders of its ordinary shares of rights to subscribe for new ordinary shares (the “ordinary share rights”), as well as rights to apply to subscribe for additional new ordinary shares (the “excess ordinary share rights”) and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (referred to herein as the “primary ADS rights”), as well as rights to apply for additional new ordinary shares in the form of ADSs (the “excess ADS rights” and together with the primary ADS rights, the “ADS rights”), you are being requested to contact clients for whom you hold ADSs registered in your name, or in the name of your nominee, to obtain instructions with respect to the exercise or sale of their ADS rights. Chartered has made arrangements with Citibank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on March 18, 2009 (the “ADS record date”) upon the terms set forth in the Prospectus Supplement, dated March 11, 2009, to the Prospectus, dated March 9, 2009 (collectively, the “Prospectus”). Citibank, N.A. has been appointed as the ADS rights agent by Chartered. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on April 3, 2009 (the “ADS rights expiration date”).

Enclosed you will find copies of the Prospectus and a form letter you can send to your clients who are beneficial owners of ADSs registered in your name, or in the name of your nominee. Chartered requests that you send the Prospectus, along with the client letter, to your clients who own ADSs as of the ADS record date.

The CUSIP No. for Chartered’s ADSs is 16133R106, which are quoted on NASDAQ under the symbol “CHRT”. The CUSIP No. for the ADS rights is 16133R122 which will be quoted on NASDAQ under the symbol “CHRTR”. The Depository Trust Company (“DTC”) will be credited with the ADS rights on or about April 17, 2009.

ADS RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON APRIL 3, 2009 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus or the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

Exercise of ADS rights

Holders of ADSs will receive 27 primary ADS rights for every 10 ADSs he/she held as of the ADS record date. One (1) primary ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To validly subscribe for new ADSs, holders of ADSs will need to tender to the ADS rights agent US$0.53 for each new ADS he/she wishes to subscribe, which is 117.78% of the U.S. dollar equivalent of the ordinary share subscription price of S$0.07, multiplied by ten (10), based on the prevailing exchange rate between the U.S. dollar and the Singapore dollar (as reported by Bloomberg L.P.) on March 6, 2009, being the business day before the date of announcement of the offering on March 9, 2009, in order to account for possible exchange rate fluctuation and, in the event of an excess balance following the exchange rate application, to pay the depositary for the issuance of new ADSs subscribed for (up to US$0.05 per new ADS issued). The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary share subscription price of S$0.07, multiplied by ten (10), based on the prevailing exchange rate between the U.S. dollar and the Singapore dollar (as reported by Bloomberg L.P.) on April 6, 2009

(the “definitive ADS subscription price”). If the amount paid to subscribe each new ADS is more than the definitive ADS subscription price and the corresponding new ADS issuance fee, the ADS rights agent will refund such aggregate excess in U.S. dollars without interest. If the amount paid to subscribe each new ADS is less than the definitive ADS subscription price and the corresponding new ADS issuance fee, the ADS rights agent will pay the amount of the shortfall of the definitive ADS subscription price to Chartered on behalf of holders, and such holders exercising their ADS rights will need to reimburse to the ADS rights agent for such shortfall, in addition to paying the corresponding new ADS issuance fee owed, prior to receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the definitive ADS subscription price.

In the event that any ordinary shares are not subscribed for pursuant to the exercise of primary ADS rights or ordinary share rights and if a holder of ADS rights has exercised all of his/her primary ADS rights, he/she may apply to subscribe for additional new ordinary shares in the form of ADSs by specifying an additional number of new ADSs he/she would like to be allocated. If the aggregate number of additional new ordinary shares available for subscription pursuant to the excess ADS rights and excess ordinary share rights equals or exceeds the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of excess ADS rights and excess ordinary share rights, subscribing holders of ADSs will receive the number of additional new ordinary shares in the form of ADSs indicated in their respective applications. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of excess ADS rights and excess ordinary share rights, holders of ADSs who have applied to subscribe for new ordinary shares pursuant to the exercise of excess ADS rights will be allocated additional new ordinary shares in the form of ADSs. Such allocation will be made at Chartered’s discretion primarily based on each applicant’s relative shareholding in Chartered as of the ordinary share books closure date and the ADS record date, respectively, provided that no applicant for excess ADSs and excess ordinary shares (collectively, “excess rights shares”) shall be allocated more excess rights shares than the number for which they have applied. Priority will be given to the rounding of odd lots for holders of ordinary share rights but otherwise, no distinction will be made among directors, substantial shareholders, other shareholders of Chartered and other applicants for excess rights shares.

If a holder of ADS rights wishes to exercise his/her excess ADS rights, he/she must indicate the additional number of new ADSs he/she wishes to apply to subscribe for on a properly completed ADS rights certificate and make full payment for each additional new ADS for which he/she applies to subscribe in accordance with the payment provisions described above. In the event that an ADS holder is allocated less than the number of additional new ADSs that he/she applies to subscribe for, the ADS rights agent will return any excess funds not applied to the subscription of additional new ADSs as soon as practicable after such allocation, net of amounts otherwise owed to the ADS rights agent in connection with the exercise of ADS rights, including the applicable issuance fee, without interest. A subscription for additional new ordinary shares in the form of ADSs must be received prior to the ADS rights expiration date. The exercise of excess ADS rights to apply to subscribe for additional new ordinary shares in the form of ADSs is irrevocable and may not be cancelled or modified.

Exchange of ADS Rights for Ordinary Share Rights

ADS rights may be converted only into ordinary share rights and not excess ordinary share rights. Upon an ADS rights holder’s exchange of his/her ADS rights into ordinary share rights, such holder’s corresponding excess ADS rights will lapse. For assistance in effecting a conversion, an ADS rights holder should contact a bank, broker or other professional advisor. A holder of ADS rights who wishes to convert his/her ADS rights into ordinary share rights will be charged a conversion fee of up to US$0.02 per ADS right converted by the ADS rights agent. Conversions may take up to three (3) business days to complete. If an ADS rights holder intends on effecting a conversion, such holder should initiate the conversion process in ample time to ensure that the conversion is completed before the expiration of the ordinary share rights trading period, the ADS subscription period or the ordinary share subscription period, as applicable.

In order to convert an ADS right into an ordinary share right prior to the expiration of trading of the ordinary share rights on the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the ADS rights agent must receive an ADS rights holder’s request for conversion by 5:00 p.m. (New York City time) on March 25, 2009.

The trading of ordinary share rights on the SGX-ST ends at 5:00 p.m. (Singapore time) on March 31, 2009. In order to convert an ADS right into an ordinary share right prior to the expiration of the ordinary share subscription period, the ADS rights agent must receive an ADS rights holder’s request for conversion by 5:00 p.m. (New York City time) on March 31, 2009. The ordinary share subscription period expires at 5:00 p.m. (9:30 p.m. for electronic applications) (Singapore time) on April 6, 2009. The transaction costs, if any, incurred in effecting conversions are the responsibility of the converting ADS rights holder.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of primary ADS rights or subscription for additional new ADSs is irrevocable and may not be cancelled or modified.

Unexercised ADS rights

If ADS rights are not sold or exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Because the expiration of the ADS subscription period extends beyond the trading period of the ordinary share rights, and is only one (1) business day prior to the expiration of the ordinary share subscription period, it would not be practicable for the ADS rights agent to sell any unexercised ADS rights on the behalf of ADS rights holders. Accordingly, ADS rights holders will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS rights

The ADS rights agent will charge an ADS rights holder customary fees, taxes and expenses, including depositary fees (up to US$0.02 per ADS right sold) for selling ADS rights. The ADS rights will be quoted on NASDAQ. If you or your customers wish to sell any ADS rights, you may instruct Citibank, N.A., in its capacity as ADS rights agent, to sell any such ADS rights by delivering the ADS rights via DTC to the ADS rights agent for such purpose at any time prior to 5:00 p.m. (New York City time) on March 27, 2009. The proceeds of any ADS rights sold (after deduction of all applicable depositary fees of up to US$0.02 per ADS right sold, taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS rights subscription period. The net sale proceeds that an ADS rights holder is entitled to for his/her ADS rights sold will be calculated on the number of ADS rights sold and the basis of the net weighted average per ADS right price of all sales of ADS rights by the ADS rights agent during the ADS subscription period. Neither Chartered nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the bank and broker helpline at +1 (800) 308-7887. Copies of the Prospectus may be requested from the bank and broker helpline. The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

Offers and Sales in Certain Jurisdictions

In accordance with Singapore market practice and applicable laws and regulations, only persons registered as holders of ordinary shares in Chartered’s register of ordinary shareholders as of March 18, 2009, being the ordinary share books closure date, who have addresses for the service of notices and other documents in Singapore or the United States, will be allotted ordinary share rights. Accordingly, Chartered will not offer or distribute any ordinary share rights, or any of the underlying new ordinary shares, to any person registered as a holder of ordinary shares in its register of ordinary shareholders if such person does not have an address for the service of notices and other documents in Singapore or the United States. Therefore, a person who does not have an address for the service of notices and other documents in Singapore or the United States may not validly subscribe for and will not receive any new ordinary shares by exercising any ordinary share rights. Please refer to the instructions booklet for participation in the offering of new ordinary shares, which forms part of the Singapore offer information statement, for further details on a person’s eligibility to participate in the offering if he/she is a holder of ordinary shares.

Notwithstanding the foregoing paragraph, investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Singapore and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. Crediting of ordinary share rights to any securities account, the receipt of any provisional allotment of new ordinary shares, the receipt of any ADS rights certificate or receipt of the Prospectus and/or any of its accompanying documents, will not constitute an offer or sale in those jurisdictions in which it will be illegal to make such offer or sale, or where such offer or sale will otherwise violate the securities laws of such jurisdictions or be prohibited. Chartered reserves absolute discretion in determining whether any holder of its ADSs or ordinary shares located or resident outside Singapore or the United States may participate in the offering.

Each person who exercises or accepts, or subscribes for or purchases, any of the securities described in the Prospectus shall do so in accordance with the following restrictions:

Australia

The Prospectus has not been lodged with the Australian Securities and Investments Commission (“ASIC”) and does not constitute a prospectus or other disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”) and does not purport to include the information required of a disclosure document under the Australian Corporations Act. The offer of any rights, new ordinary shares, new ADSs, excess rights or excess rights shares which are the subject of the offering contemplated by the Prospectus is therefore directed only to persons to whom such an offer may be made in Australia without lodging a disclosure document with ASIC. Consequently, the offering is directed only to, and rights, new ordinary shares, new ADSs, excess rights or excess rights shares will only be issued to, investors who fall within one of the categories set out in Section 708(8) or 708(11) of the Australian Corporations Act (“Sophisticated and Professional Investors”) and who are “wholesale clients” which has the meaning given by subsection 761G(4) of the Australian Corporations Act.

As no formal disclosure document will be lodged with ASIC, if a person to whom rights, new ordinary shares, new ADSs, excess rights or excess rights shares are issued, or Investor, on-sells the rights, new ordinary shares, new ADSs, excess rights or excess rights shares within 12 months of their issue, such Investor will be required to lodge a prospectus with ASIC unless either:

(1)  the sale is to a Sophisticated and Professional Investor; or

(2)  the sale offer is received outside of Australia (for example, by trading the rights on the SGX-ST).

Each Investor acknowledges the above and, by applying for rights, new ordinary shares, new ADSs, excess rights or excess rights shares, gives an undertaking not to sell, in any circumstances other than those described in paragraphs (1) and (2) above, for 12 months after the date of issue.

Chartered is not licensed in Australia to provide financial product advice in relation to the rights, new ordinary shares, new ADSs, excess rights or excess rights shares and recommends that Investors read the Prospectus before making a decision to acquire any rights, new ordinary shares, new ADSs, excess rights or excess rights shares. Nothing in the Prospectus takes into account the investment objectives, financial situation and particular needs of any individual Investors.

An Investor resident in Australia must not exercise, sell, transfer, encumber, declare itself or any other person a trustee of, or otherwise dispose of, any rights automatically credited to the accounts of such Investors except for the sale of any such rights by depository banks.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any rights, new ordinary shares, new ADSs, excess rights or excess rights shares which are the subject of the offering contemplated by the Prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)  to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the company and the underwriters for any such offer; or

(4)  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the rights, new ordinary shares, new ADSs, excess rights or excess rights shares shall result in a requirement for the publication by Chartered or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any rights, new ordinary shares, new ADSs, excess rights or excess rights shares under, the offering contemplated by the Prospectus will be deemed to have represented, warranted and agreed to and with Chartered and each underwriter that:

(i)  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(ii) in the case of any rights, new ordinary shares, new ADSs, excess rights or excess rights shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (y) where rights, new ordinary shares, new ADSs, excess rights or excess rights shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any rights, new ordinary shares, new ADSs, excess rights or excess rights shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any rights, new ordinary shares, new ADSs, excess rights or excess rights shares to be offered so as to enable an investor to decide to purchase any rights, new ordinary shares, new ADSs, excess rights or excess rights shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

Chartered has not been authorized, nor has the Prospectus been approved, by the Hong Kong Securities and Futures Commission. Accordingly, no rights, new ordinary shares, new ADSs, excess rights or excess rights shares may be offered or sold in Hong Kong by means of the Prospectus, and no person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, the Prospectus or any other advertisement, invitation or document relating to the rights, new ordinary shares, new ADSs, excess rights or excess rights shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to rights, new ordinary shares, new ADSs, excess rights or excess rights shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Malaysia

The offering falls within paragraph 19, Schedule 5 of the Capital Markets and Services Act 2007 of Malaysia (“CMSA”). The Prospectus has not been and will not be distributed to the public or any member of the public in Malaysia in connection with the offering or subscription or invitation for subscription or purchase of the rights, new ordinary shares, new ADSs, excess rights or excess rights shares and no offers or sales of the rights, new ordinary shares, new ADSs, excess rights or excess rights shares to persons in Malaysia other than to persons specified in Paragraph 28, Schedule 6 and Paragraph 33, Schedule 7 of the CMSA have been or will be made in connection with the Prospectus.

In compliance with the CMSA, the Prospectus will be deposited with the Securities Commission of Malaysia under the CMSA. Accordingly, in Malaysia, the Prospectus may only be distributed or circulated, whether directly or indirectly, to persons who fall within Paragraph 28, Schedule 6 and Paragraph 33, Schedule 7 of the CMSA.

United Kingdom

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) in relation to the rights, new ordinary shares, new ADSs, excess rights or excess rights shares may be communicated or caused to be communicated to persons in the United Kingdom, except to persons who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005) or in circumstances where section 21(1) of FSMA does not apply to Chartered. All applicable provisions of FSMA must be complied with in respect of anything done in relation to the rights, new ordinary shares, new ADSs, excess rights or excess rights shares in, from or otherwise involving the United Kingdom.

Canada, Japan and the People’s Republic of China

Due to restrictions under and the requirements of the securities laws of Canada, Japan and the People’s Republic of China (not including Taiwan and the special administrative regions of Hong Kong and Macau), the rights, new ordinary shares, new ADSs, excess rights and excess rights shares are not being offered or sold and may not be offered or sold, and the Prospectus and its accompanying documents may not be circulated or distributed, directly or indirectly, in these jurisdictions. Persons located in or who are residents of these jurisdictions shall not be permitted to acquire, directly or indirectly, any rights, new ordinary shares, new ADSs, excess rights or excess rights shares.

Other Jurisdictions

The distribution of the Prospectus, and the offer, sale, exercise of, or subscription for the rights, new ordinary shares, new ADSs, excess rights and excess rights shares may be restricted by law in certain jurisdictions, and therefore persons into whose possession the Prospectus and any of its accompanying documents come should inform themselves about and observe any such restrictions. No rights, new ordinary shares, new ADSs, excess rights or excess rights shares may be allocated, offered for sale or purchase, or be sold or delivered in any jurisdiction where to do so would violate any securities laws or regulations in any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration, other than as described above. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.